Your Vote Counts! Smartphone users Point your camera here and vote without entering a control number For complete information and to vote, visit www.ProxyVote.com Control # T01002-P53437 *Please check the meeting materials for any special requirements for meeting attendance. If you are attending the meeting in person, you will need to request a ballot to vote these shares. GLOBALFOUNDRIES INC. 400 STONEBREAK ROAD EXTENSION MALTA, NY 12020 GLOBALFOUNDRIES INC. 2026 Annual General Meeting Vote by July 27, 2026 11:59 PM ET You invested in GLOBALFOUNDRIES INC. and it’s time to vote! You have the right to vote on proposals being presented at the Annual General Meeting. This is an important notice regarding the availability of proxy materials for the shareholder meeting to be held on July 28, 2026. Get informed before you vote View the Notice, Proxy Statement and Annual Report on Form 20-F online OR you can receive a free paper or email copy of the material(s) by requesting prior to July 14, 2026. If you would like to request a copy of the material(s) for this and/or future shareholder meetings, you may (1) visit www.ProxyVote.com, (2) call 1-800-579-1639 or (3) send an email to sendmaterial@proxyvote.com. If sending an email, please include your control number (indicated below) in the subject line. Unless requested, you will not otherwise receive a paper or email copy. Vote in Person or Virtually at the Meeting* July 28, 2026 8:00 a.m., Eastern Time GlobalFoundries Inc. 140 East 45th Street, 41st Floor New York, NY 10017 www.virtualshareholdermeeting.com/GFS2026

Vote at www.ProxyVote.com Prefer to receive an email instead? While voting on www.ProxyVote.com, be sure to click “Delivery Settings”. Voting Items Board Recommends T01003-P53437 THIS IS NOT A VOTABLE BALLOT This is an overview of the proposals being presented at the upcoming shareholder meeting. Please follow the instructions on the reverse side to vote these important matters. 1. Election of Directors For Nominees: 01) David Kerko 02) Jack Lazar 03) Carlos Obeid 2. Ratification of PricewaterhouseCoopers LLP as the Company’s independent public accounting firm for the Company’s fiscal year ending December 31, 2026. For